Austrian

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

October 24, 2005

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Releases is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Prisca Havranek-Kosicek
Investor Relations Manager

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

Austrian Airlines
Österreichische
Luftverkehrs AG
Member of IATA

Head Office
Fontanastrasse 1
A-1107 Vienna
Phone +43 (0)5 1766-0
Fax (+43 1) 688 55 05
www.aua.com

Passenger services office
Kärntner Ring 18
A-1010 Vienna
Phone +43 (0)5 1766-7630
Reservation
Phone +43 (0)5 1789

Airport Base
A-1300 Vienna-Airport
Phone (+43 1) 7007-0

Disclosure under § 14 HGB:
Stock Company, Vienna
Commercial Court Vienna
FN 111000k
DVR: 0091740

Austrian

October 24, 2005

Ad-hoc Release

CEO SOERENSEN WILL NOT EXTEND HIS CONTRACT

Vagn Soerensen: 'Reasons of a private nature. I have always enjoyed working for the Austrian Airlines Group in Austria very much, and continue to do so. I shall of course offer my complete commitment for the remaining eleven months of my contract.'

Vagn Soerensen, 45, whose current contract as Chief Executive Officer of Austrian Airlines AG runs until the end of September 2006, will not be extending his contract for a period extending beyond that date.

Explaining the exclusively private reasons for his decision, Vagn Soerensen made the following statement: 'For the past twenty years, my career has required that I spend all my time outside Denmark, where I was born and spent my youth. Extending the term of my contract of employment would mean that my family and I would be unable to return to Denmark for another four to five years. After careful consideration, therefore, I have decided that we should move back to my home country.'

Mr Soerensen went on to say: 'To ensure that there is sufficient time for my position to be properly advertised and filled, and that the necessary stability can be guaranteed throughout this process, I have already informed our Supervisory Board of my decision not to renew my contract. I have always enjoyed working for the Austrian Airlines Group in Austria, and continue to do so. I shall of course offer my total commitment for the remaining eleven months of my contract. I shall reach a decision concerning my own professional future in the course of the coming year. I am proud that, despite the turbulent external trends that have dominated the industry in recent years, the dedicated team at the Austrian Airlines Group has managed to create a clear and successful market position by consistently implementing its Focus East strategy. By looking self-confidently to the future, maintaining a strong commitment to our customers and continuing to build on our team-driven qualities, our airline can and will develop a profile for itself as an international company of which Austria can be justly proud. The Austrian Airlines Group has the potential to become the most successful European airline operating services to the East today.'

Rückfragehinweis / For further information: Unternehmens- & Marktkommunikation / Corporate- & Market Communications - AUSTRIAN AIRLINES GROUP: Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Patricia STRAMPFER Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com / mailto:livia.dandrea-boehm@aua.com / mailto:patricia.strampfer@aua.com, / www.austrianairlines.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Unternehmens- und Marktkommunikation / Corporate- & Market Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

Austrian

October 24, 2005

Ad-hoc Release

STRONG GROWTH IN TRAFFIC PRODUCES

POSITIVE RESULT IN THIRD QUARTER

Soerensen: 'Regenerative strength particularly well developed in Focus East regions.'

Financial result of Austrian Airlines Group for the third quarter of 2005

Introducing the latest business results of the Austrian Airlines Group, Vagn Soerensen, the Chief Executive Officer of the Board of Management, made the following statement: 'After the improvements of the second quarter, we succeeded in gaining new market share in the third quarter and generated a clearly positive quarterly result with above-average traffic growth. This regenerative strength proved to be particularly well developed in our Focus East regions of Eastern Europe and the Middle and Far East. However, as we enter the winter season, when demand is traditionally weaker, it is important that we maintain a proper sense of proportion. Kerosene prices are high and look set to continue at their current level, and there is serious overcapacity in the European market. We are currently reducing production, strictly controlling costs, introducing greater flexibility into our resources and launching offensive sales promotions in the market in an effort to raise our share of available demand. The recovery in the quarter has been an important initial step, as we prepare ourselves for takeoff in 2006.'

Third quarter financial result at a glance

Key figures		7-9/2005	+/- %	1-9/2005	+/- %
Revenue	EURm	725.7	13.2	1,803.2	6.8
EBITDAR	EURm	106.4	-19.8	154.1	-35.4
EBITDAR adjusted [1]	EURm	98.5	-8.1	176.1	-27.1
EBIT	EURm	15.4	-73.7	-77.9	-
EBIT adjusted [2]	EURm	26.8	-20.0	-36.7	-
Profit before tax	EURm	10.6	-83.3	-96.0	-
Profit before tax adjusted [2]	EURm	19.5	-31.6	-63.8	-
Cash flows from operating activities	EURm	72.6	-	218.6	20.6
Total passengers carried		3,295,689	13.8	7,798,929	6.6
Passenger load factor (scheduled services)	%	80.1	3.4 P.	73.9	0.7 P.
Cargo	Tons	42,126	12.6	114,847	6.6

1 Adjusted for profits/losses from the disposal of assets, disposal costs aircraft (2005: EUR 0.0m, 2004: EUR 3.9m) and for exchange rate valuations at the reporting date.

2 Adjusted for profits/losses from the disposal of assets, disposal costs aircraft, exchange rate valuations at the reporting date and revaluations of aircraft.

Positive EBIT achieved in third quarter

Despite the sharp increases in the cost of fuel described above, Austrian reported a strongly positive EBIT of EUR 15.4m in the third quarter (2004 figure: EUR 58.5m). When adjusted to take into account depreciations according to IAS 36 Impairment (primarily the result of the planned sale of the two A340-200 aircraft) and exchange rate valuations at the reporting date, the EBIT of EUR 26.8m was only slightly down on its level for the previous year (EUR 33.5m). Profit before tax for the July-September period, at EUR 10.6m, was also positive. In the first nine months of the year, and despite the recovery seen in the third quarter, the Austrian Airlines Group reported a sharp fall in its result. The EBIT fell from EUR 39.6m in the same period last year to EUR -77.9m this year. The adjusted EBIT was also down – although the fall was less pronounced – from EUR 25.0m in 2004 to EUR - 36.7m in 2005. Profit before tax fell to EUR -96.0m (previous year: 36.0m).

Increases in revenue and operating revenue

Flight revenue rose by 13.9 % to EUR 689.3m in the third quarter of the year. Operating revenue rose by 9.3 % in the period from July to September to reach EUR 751.0m. Flight revenue reached EUR 1,702.4m in the first nine months of the year, while Other revenue fell to EUR 21.9m (2004: EUR 58.8m), due in particular to exchange rate valuations at the reporting date. Operating revenue over the cumulative period rose by 4.5 % to reach EUR 1,833.0m.

Sharp increase in cash flows from operating activities

Cash flows from operating activities doubled in the third quarter, rising from EUR 35.1m to EUR 72.6m due to an improvement in working capital, and increased to EUR 218.6 m in the first nine months (comparison period in 2004: EUR 181.2m).

Chief Financial Officer Thomas Kleibl said the following about the company's cost and revenue management: 'Despite the welcome recovery in the third quarter, we will report a loss for 2005 as a whole. We are planning to take a range of additional steps on the sales and product sides in 2006, as well as new measures focused on our productivity and costs. These will be designed to gradually contribute up to EUR 100m to our result with full year effect in 2007.'

Increase in expenditure due to high fuel prices

Operating expenses reached a level of EUR 1,910.9m in the first nine months of 2005, an increase of 11.4 % compared to the same period last year, and by 17.1 % to EUR 735.6m in the period from July to September.

These disproportionately high increases, which compared to expansions in production of 6.4 % (January-September) and 9.7 % (July-September), were primarily the result of sharply higher expenses on materials and services due to the dramatic increase in kerosene prices.
The cost of kerosene purchases in the third quarter rose by USD 57.2m or 65 % compared to the same period last year. The degree of compensation provided by fuel surcharges during the third quarter was scarcely 40 %. Fuel expenditure as a proportion of total expenditure rose from 14.1 % in 2004 to 19.8 % in the third quarter of 2005. Fuel expenditure rose by EUR 111.0m in the first nine months of 2005 to reach EUR 327.3m (+51.3 %). The average kerosene price for the same period was USD 555/ton – rising as high as USD 628/ton in the third quarter – significantly above the planning assumptions of the Austrian Airlines Group for 2005 of USD 450/ton (previous year: USD 240/ton).
Personnel expenditure in the third quarter increased at a slower rate than the expansion in production, rising by 6.3 %. Personnel expenditure over the first nine months of 2005 increased at a slightly higher level as a result of the slowing down in growth in 2005. The company succeeded in raising employee productivity in the third quarter back to the same level as the previous year.

Strong growth in traffic and gains in market share

Chief Commercial Officer Dr. Josef E. Burger made the following statement on the company's current performance in the market: 'After regaining our price competitiveness in the spring, we were gradually able to improve our traffic results and levels of market share. In the Focus East markets of Eastern Europe and the Middle and Far East in particular, we began to develop a dynamic and achieve record traffic statistics. This enabled us to raise our load factor to the point where we were able to break through the crucial 80 % mark for the first time. We have now greatly increased that new energy in the field of transfer traffic, and are using offensive sales and marketing campaigns to build our point-to-point traffic. We are also winning overall market share at our Vienna hub. We currently plan to grow production by around 7 % in 2006 (as measured in ASK).'

On **scheduled services**, availability (available seat kilometers) increased by 6.4 % in the third quarter compared to the previous year due to a marked increase in demand over the summer months. Demand (measured in revenue passenger kilometers) developed at a disproportionately high rate. The passenger load factor rose by 3.4 % as a result, reaching 80.1 %. In the period from January to September, the passenger load factor rose by 0.7 % to 73.9 %. This effect is primarily the result of the weak load factor during the early months of 2005.
The number of passengers carried in the third quarter rose by 9.3 % to reach 2,409,522. Overall, 6,224,214 passengers were carried in the first nine months of 2005 (+4.4 %).

Revenue produced in the scheduled segment increased by 6.5 % to EUR 1,484.7m (2004 figure: EUR 1,394.7m). Cumulatively, the unadjusted EBIT fell in the first nine months to EUR – 69.7m (2004: EUR 47.4m).

The **charter segment** reported strong growth in the third quarter. Passenger volume rose by 28.4 % to reach 886,167. Revenue passenger kilometers rose by 24.8 %. In the first nine months of the year, a total of 1,574,715 passengers were carried, equivalent to an increase of 16.3 %. The low level of cumulative growth is a result of the production cutbacks in the early months of 2005 in the long-range segment due to the tsunami disaster in the Indian Ocean, when it was only possible to absorb part of the resultant fall in traffic by transferring availability to the Caribbean.

In an effort to expand sales of individual seats, a new online booking platform and internet presence (www.laudaair.com) were introduced in June 2005. Despite the difficult situation in the long-range segment as a result of the tsunami, revenue in the charter segment rose in the first nine months of the year from EUR 193.7m to EUR 217.7m, an increase of 12.4 %. The unadjusted EBIT, at -EUR 12.8m, remained slightly below the previous year's figure (2004: EUR -11.5m). The charter segment, meanwhile, saw considerable expansion in medium-range business to Greece, Spain and Italy, as well as to Bulgaria. In the long-range segment, there was strong growth in traffic to the Dominican Republic.

Taken by **geographical segment**, long-range scheduled services to the Far East and Australia were increased. The Indian destination of Mumbai was newly incorporated into the route network in September. The greatest traffic growth in the short-range and medium-range segments in the first nine months was to the Middle East, Central Asia, South-Eastern Europe, Central Europe and Scandinavia. Availability was expanded gradually with the recovery in demand in the second quarter.

Dynamic fleet harmonisation continued

Investment in tangible and intangible assets rose to EUR 223.3m in the first nine months of 2005 (previous year: EUR 169.0m). As at 30 September 2005, three Airbus A319, two Dash 8-400Q, two Boeing B737-800 and six Fokker 100 had been newly introduced into the fleet, bringing to an end the planned fleet investment for 2005.

The company achieved further significant successes in its fleet harmonisation policy during the reporting period. In September the sale of the final two MD-83 was completed along with that of one CRJ-100, and the aircraft were all transferred to the buyer. At the same time, Austrian succeeded in disposing of two long-range aircraft of the type A340-200 which had become

uneconomical to operate due to their higher production and maintenance costs. The aircraft will be taken out of operation in 2006.

As an initial replacement, the company has made a firm order for a long-range jet of the type Boeing B777-200ER, with a delivery date of December 2006. An order for one B737-800 with a delivery date in 2006 was cancelled.

Chief Financial Officer Kleibl commented as follows on the dynamic fleet adjustment underway at the Austrian Airlines Group: 'We are one of the first companies to have taken the MD-80 fleet out of operation in its entirety. Viewed together with our recent sale of two A340-200 long-range jets, this represents a real milestone for the company. These moves will help us to improve our competitiveness and efficiency in the long term as we force down our average operating costs. Since 2002 alone we have removed five fleet families from our operation, greatly reducing our complexity.'

By the end of September, as part of the ongoing reduction in unnecessary capacity and fleet adjustment, one Boeing B737-600, one Dash 8-300 (with purchase agreement) and three Embraer 145 were being leased outside the Austrian Airlines Group. One Boeing B737-300 and one Fokker 100 were in use at subsidiary company Slovak Airlines.

Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3642, Fax: +43 (0) 5 1766 3333, e-mail: prisca.havranek-kosicek@aua.com

Rückfragehinweis / For further information: Unternehmens- & Marktkommunikation / Corporate- & Market Communications-A U S T R I A N A I R L I N E S G R O U P: Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Patricia STRAMPFER Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com / mailto:livia.dandrea-boehm@aua.com / mailto:patricia.strampfer@aua.com, www.aua.com / www.austrianairlines.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Unternehmens- und Marktkommunikation / Corporate- & Market Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

ad-05-17e (Ergebnis Q3-2005).doc

Austrian



Letter to Shareholders
January – September 2005

The Austrian Airlines Group at a glance

		7-9/2005	+/- %	1-9/2005	+/- %
Revenue	EURm	725.7	13.2	1,803.2	6.8
EBITDAR adjusted [1]	EURm	98.5	-8.1	176.1	-27.1
EBITDAR	EURm	106.4	-19.8	154.1	-35.4
EBIT adjusted [2]	EURm	26.8	-20.0	-36.7	-
EBIT	EURm	15.4	-73.7	-77.9	-
Profit before tax adjusted [2]	EURm	19.5	-31.6	-63.8	-
Profit before tax	EURm	10.6	-83.3	-96.0	-
Cash flows from operating activities	EURm	72.6	-	218.6	20.6
Passengers carried		3,295,689	13.8	7,798,929	6.6
Passenger load factor (scheduled services)	%	80.1	3.4 P.	73.9	0.7 P.

1 Adjusted for profits/losses from the disposal of assets, disposal costs aircraft and for exchange rate valuations at the reporting date

2 Adjusted for profits/losses from the disposal of assets, disposal costs aircraft, exchange rate valuations at the reporting date and revaluations of aircraft

Highlights

Third quarter sees strong recovery

- Load factor up on last year: passenger load factor (scheduled services) rises by 3.4 P. to hit 80.1 %
- Expansion in scheduled production (+6.4 % ASK)
- Adjusted EBIT of EUR 26.8m only slightly down on last year (EUR 33.5m)
- Strongly positive EBIT: EUR 15.4m (2004: EUR 58.5m)
- Profit before tax: EUR 10.6m (2004: EUR 63.5m)

Situation remains tense over result for 2005 financial year

- Fuel prices remain at record levels
- 'Turnaround in Turnaround' – package of measures being implemented
- Increasingly seasonal nature of demand necessitates production adjustments during year and greater flexibility
- Capacity to be cut in fourth quarter

Focus East strategy makes further progress

- Expansion into India (new Mumbai route opens) and Middle East
- Austrian Technical Services subsidiary founded in Bratislava

Contacts

Investor Relations
Prisca Havranek-Kosicek
Tel.: ++43 (0)5 1766 - 3642
Fax: ++43 (0)5 1766 - 3333
E-Mail: investor.relations@aua.com
Internet: http://www.austrianairlines.co.at

Communications
Johannes Davoras
Tel.: ++43 (0)5 1766 - 1230
Fax: ++43 (0)1 688 65 26
E-Mail: public.relations@aua.com

Austrian Airlines Head Office
1100 Wien, Fontanastraße 1
Tel.: ++43 (0)5 1766 - 0
Fax: ++43 (0)1 688 55 05
Internet: http://www.aua.com

Austrian

A word from the Board of Management

Dear Shareholders,

The difficult operating conditions that have prevailed since the autumn of 2004 have continued throughout the first nine months of 2005. Despite this tough environment, we have been able to significantly improve our performance in the third quarter of this year. By taking rapid and consistent measures, we have successfully achieved a positive adjusted EBIT following an extremely demanding first half-year.

While the load factor situation was still significantly worse than expected in the first quarter, when demand is traditionally weak - this figure was also hit hard by the catastrophic tsunami at end of last year - the second quarter did see this trend recover somewhat. In the third quarter, meanwhile, we reacted to the markedly stronger level of demand during the summer months with disproportionately high expansion in our production. This extra availability sold extremely well on the market, and our load factor for the third quarter was a significant improvement on the figure for the previous year.

The dramatic rise in fuel prices continues unabated, however. After falling slightly at the beginning of 2005, prices had risen to a new record level of USD 67 per barrel by August of this year. Despite the recovery experienced in the third quarter, our cost increases as a result of oil price rises can only be partially compensated by results hedging measures. The situation over our result for the 2005 financial year remains tense. We expect to see a distinctly negative adjusted EBIT for the year as a whole due to the challenging background conditions.

We continue to implement our successful Focus East strategy despite the demanding competitive environment. By building up our availability on targeted routes into Central and Eastern Europe, expanding into the geographical segments of the Middle East and opening up a new route to the Indian destination of Mumbai in September 2005, we have continued to develop our competitive position in these strategic core markets. Our takeover of a majority shareholding in Slovak Airlines in January 2005 will enable us to benefit fully from the dynamic growth of the Slovakian aviation market in future. Austrian Technical Services is also expanding in Eastern Europe, and founded a subsidiary operating in Bratislava in September. Austrian completed its purchase of the remaining shares in Airest in May 2005.

The introduction of 'silverticket - upgrade to business' has enabled us to strengthen our market share in the business travel segment. Product quality has been improved further still with the opening of a Premium Check-in Zone and the complete refit of the Austrian Lounges at Vienna Airport. We are currently expanding our sales over the internet with targeted web sales campaigns and by increasing the availability of electronic tickets (etix®).

Austrian

Our strong performance in recent months shows that the measures taken are having the desired effect. Despite this, current circumstances do not lead us to expect to see a lasting fall in crude oil prices in the short or medium term. The combination of higher production costs due to fuel prices and long-term downward pressure on market prices demands that we stabilise the load factor at a high level, particularly during those periods when demand is weaker. Due to the increasingly seasonal nature of demand, we have had to significantly increase the flexibility of our production in order to control fluctuations in demand as effectively as possible. We will proactively deal with the volatile demand for flights in the coming winter period by reducing capacity to slightly above the level of the previous year and by means of strict cost management.

The extensive package of measures contained in our 'Turnaround in Turnaround' programme is evidence of our efforts to create as solid a starting point for 2006 as possible. By introducing a new traffic flow management system, we will open up additional revenue potential. The production costs of our long-range services will fall from 2006 onwards following the replacement of two cost-intensive A340-200 aircraft by significantly more efficient B777-200ER aircraft. Due to intensified competition between the major European airports, external framework conditions are becoming increasingly important. For this reason, we are now requesting that all stakeholders contribute to a lasting improvement in the competitive position of our Vienna hub by reducing costs and increasing levels of quality.

Vagn Soerensen, CEO

Josef Burger, CCO

Thomas Kleibl, CFO

Business Trends

Slovak Airlines consolidated

The present interim financial statement has been prepared according to the same accounting methods as the annual financial statements as at 31 December 2004. Due to the takeover of a 62 % share in Slovak Airlines in January 2005, this is the first reporting period in which Slovak is shown as being fully consolidated. Due to the presumption of disposal, Airest has been fully consolidated for the first time subject to IFRS 5 in its simplified form.

Increases in revenue and operating revenue

Q3 flight revenue: +13.9%

Flight revenue rose by 13.9 % to EUR 689.3m in the third quarter of the year. Operating revenue rose by 9.3 % in the period from July to September to reach EUR 751.0m. Flight revenue reached EUR 1,702.4m in the first nine months of the year, while Other revenue fell to EUR 21.9m (2004: EUR 58.8m), due in particular to exchange rate valuations at the reporting date. Operating revenue over the cumulative period rose by 4.5 % to reach EUR 1,833.0m.

Increase in expenditure due to high fuel costs

Fuel expenditure: EUR +111m

Operating expenses reached a level of EUR 1,910.9m in the first nine months of 2005, an increase of 11.4 % compared to the same period last year, and by 17.1 % to EUR 735.6m in the period from July to September. These disproportionately high increases, which compared to expansions in production in available seat kilometers of 6.4 % (Jan.-Sep.) and 9.7 % (Jul.-Sep.) respectively, were primarily the result of sharply higher expenses on materials and services due to the dramatic increase in kerosene prices. Fuel expenditure rose by EUR 111.0m in the first nine months of 2005 to reach EUR 327.3m (+51.3 %). The average kerosene price for the same period was USD 555/ton – rising as high as USD 628/ton in the third quarter – significantly above the planning assumptions of the Austrian Airlines Group for 2005 of USD 450/ton (previous year: USD 240/ton). Fuel expenditure as a proportion of total expenditure rose from 14.1 % in 2004 to 19.8 % in the third quarter of 2005. Despite numerous increases in fuel surcharges since their introduction in mid-2004, it has only been possible to pass on to the market a small proportion of the these cost increases due to the oil price.

Personnel expenditure in the third quarter increased at a slower rate than the expansion in production, rising by 6.3 %. Personnel expenditure over the first nine months of 2005 increased at a slightly higher level due to slower than anticipated growth in 2005. Staff productivity, which had been below last year's level in the first half of 2005, was up to its level of the previous year in the third quarter.

Positive EBIT in third quarter

Q3 EBIT adjusted: EUR 26.8m

Tense cumulative result

Despite the sharp increases in the cost of fuel described above, Austrian reported a strongly positive EBIT of EUR 15.4m in the third quarter (2004 figure: EUR 58.5m). When adjusted to take into account depreciations according to IAS 36 Impairment (primarily the result of the sale of the two A340-200 aircraft) and exchange rate valuations at the reporting date, the EBIT of EUR 26.8m was only slightly down on its level for the previous year (EUR 33.5m). Profit before tax for the July-September period, at EUR 10.6m, was also positive. In the first nine months of the year, and despite the recovery seen in the third quarter, the Austrian Airlines Group reported a sharp fall in its result. The EBIT fell from EUR 39.6m in the same period last year to EUR -77.9m this year. The adjusted EBIT was also down – although the fall was less pronounced – from EUR 25.0m in 2004 to EUR - 36.7m in 2005. Profit before tax fell to EUR -96.0m (previous year: 36.0m).

Sharp increase in cash flows from operating activities

Cash flows from operating activities doubled in the third quarter from EUR 35.1m to EUR 72.6m as a result of an improvement in working capital, increasing to EUR 218.6 m in the first nine months (comparison period in 2004: EUR 181.2m).

Strategic fleet adjustment continues

Investment in tangible and intangible assets rose to EUR 223.3m in the first nine months of 2005 (previous year: EUR 169.0m). As at 30 September 2005, three Airbus A319, two Dash 8-400Q, two Boeing B737-800 and six Fokker 100 had been newly introduced into the fleet, bringing to an end the planned fleet investment for 2005.

MD-80 fleet withdrawn from service

Sale of two A340-200

The company achieved further success in its strategic fleet adjustments during the reporting period. In September the sale of the final two MD-83 was completed along with that of one CRJ-100, and the aircraft were all transferred to the buyers. At the same time, Austrian succeeded in disposing of two long-range aircraft of the type A340-200 which had become uneconomical to operate due to their higher production and maintenance costs. The aircraft will be removed from the fleet in 2006. As an initial replacement, the company has made a firm order for a long-range jet of the type Boeing B777-200ER, with a delivery date of December 2006. An order for one B737-800 with a delivery date in 2006 was cancelled.

By the end of September, due to the consistent reduction in unnecessary capacity and fleet adjustment, one Boeing B737-600, one Dash 8-300 (with purchase agreement) and three Embraer 145 were being leased outside the Austrian Airlines Group. One Boeing B737-300 and one Fokker 100 were in use at subsidiary company Slovak Airlines.

Segments

Under IFRS, the business segments of the Austrian Airlines Group are divided into the individual segments of scheduled, charter and complementary services.

Q3 passenger load factor (scheduled): +3.4 P.

On **scheduled services**, availability (available seat kilometers) increased by 6.4 % in the third quarter compared to the previous year due to a marked increase in demand over the summer months. Demand (measured in revenue passenger kilometers) developed at a disproportionately high rate. The passenger load factor rose by 3.4 P. as a result, reaching 80.1 %. In the period from January to September, the passenger load factor rose by 0.7 % to 73.9 %. This effect is primarily the result of the weak load factor during the early months of 2005.

The number of passengers carried in the third quarter rose by 9.3 % to reach 2,409,522. Overall, 6,224,214 passengers were carried in the first nine months of 2005 (+4.4 %). Revenue produced in the scheduled segment increased by 6.5 % to EUR 1,484.7m (2004 figure: EUR 1,394.7m). Cumulatively, the unadjusted EBIT fell in the first nine months to EUR - 69.7m (2004: EUR 47.4m).

Q3 charter passengers: +28.4%

Consequences of tsunami

The **charter segment** reported strong growth in the third quarter. Passenger volume rose by 28.4 % to reach 886,167. Revenue passenger kilometers rose by 24.8 %. In the first nine months of the year, a total of 1,574,715 passengers were carried, equivalent to an increase of 16.3 %. The low level of cumulative growth is a result of the production cutbacks in the early months of 2005 in the long-range segment due to the tsunami disaster in the Indian Ocean, when it was only possible to absorb part of the resultant fall in traffic by transferring availability to the Caribbean. In an effort to expand sales of individual seats, a new online booking platform and internet presence (www.laudaair.com) were introduced in June 2005.

Despite the difficult situation in the long-range segment as a result of the tsunami, revenue in the charter segment rose in the first nine months of the year from EUR 193.7m to EUR 217.7m, an increase of 12.4 %. The unadjusted EBIT, at EUR -12.8m, remained slightly below the previous year's figure (2004: EUR -11.5m).

Revenue in the **complementary services** segment (which includes catering, third-party handling and aircraft leasing) remained more or less constant in the first nine months at EUR 100.8m (-0.5 %). The company managed to increase its unadjusted EBIT for the January to September period by 21.1 % to EUR 4.6m (2004: EUR 3.8m).

New opening of Mumbai route

Expansion Into Middle East

Taken by **geographical segment**, long-range scheduled services to the Far East and Australia were increased. The Indian destination of Mumbai was newly incorporated into the route network in September. The greatest traffic growth in the short-range and medium-range segments in the first nine months was to the Middle East, Central Asia, South-Eastern Europe, Central Europe and Scandinavia. Availability was expanded gradually with the recovery in demand in the second quarter.

The charter segment, meanwhile, saw considerable expansion in medium-range business to Greece, Spain and Italy, as well as to Bulgaria. In the long-range segment, there was strong growth in traffic to the Dominican Republic.

Austrian Airlines on the Capital Market

Reduction in Austrian Airlines share price

Share price trend

The trend in airline share prices has been very strongly influenced by development of oil prices in recent months. As a result of the record oil prices and the weakness of demand in the early months of 2005, the Austrian Airlines share price has slid from EUR 10.05 to EUR 6.43 since the beginning of this year. Following a slight recovery in the share price and extensive sideward movement in the third quarter, the share price closed at EUR 6.56 on 30 September 2005. With fuel costs expected to remain high for the rest of the financial year, several investment banks have reclassified their recommendation of Austrian Airlines shares as 'neutral'.

Cancellation of dividend for 2004

The financial strategy of the Austrian Airlines Group aims to achieve lasting restructuring of the result from operating activities and a sharp reduction in the debt level and net gearing. This continues to be too high despite the significant reductions achieved to date. Due to the lack of a balance sheet profit at the parent company, it was not possible to pay a dividend for the financial year 2004.

Investor Relations – comprehensive information for the financial community

Up-to-the minute information

The investor relations strategy of the Austrian Airlines Group is designed to provide the financial community with a wide range of information, openness and transparency. In an effort to meet the need of shareholders for up-to-the-minute information more effectively still, the internal processes by which quarterly and annual reports are produced have been improved and accelerated, so enabling the Austrian Airlines Group to publish its Annual Report 2004 by the end of February 2005. The Annual General Meeting was held on 15 March 2005.

Recently, management has directly informed institutional investors, analysts and private shareholders about corporate trends and perspectives at a number of national and international events.

IFRS Consolidated Income Statement

EURm.		1-9/2005	1-9/2004	+/- %	7-9/2005	7-9/2004	+/- %
Flight revenue		1,702.4	1,587.8	7.2	689.3	605.4	13.9
Other revenue		100.8	101.3	-0.5	36.4	35.9	1.4
Revenue		1,803.2	1,689.1	6.8	725.7	641.3	13.2
Changes in inventories		0.5	0.7	-28.6	0.2	0.4	-50.0
Result from disposal of non-current assets		7.4	6.2	19.4	5.4	8.2	-34.1
Other operating income [1]		21.9	58.8	-62.8	19.7	37.0	-46.8
Operating revenue		1,833.0	1,754.8	4.5	751.0	686.9	9.3
Expenses for materials and services [2]		-1,180.3	-1,038.1	-13.7	-473.8	-392.9	-20.6
Personnel expenses		-370.3	-341.4	-8.5	-124.6	-117.2	-6.3
Other operating expenses [2]		-128.3	-136.7	6.1	-46.2	-44.1	-4.8
EBITDAR		154.1	238.6	-35.4	106.4	132.7	-19.8
EBITDAR adjusted [3]		176.1	241.7	-27.1	98.5	107.2	-8.1
Depreciation and amortisation [4]		-185.8	-142.5	-30.4	-75.7	-55.8	-35.7
Rentals		-46.2	-56.5	18.2	-15.3	-18.4	16.8
Operating expenses		-1,910.9	-1,715.2	-11.4	-735.6	-628.4	-17.1
Result from operating activities (EBIT)		-77.9	39.6	-	15.4	58.5	-73.7
Result from operating activities (EBIT) adjusted [5]		-36.7	25.0	-	26.8	33.5	-20.0
Result from associates		2.5	0.5	-	2.7	0.6	-
Financial expenses		-54.2	-37.4	-44.9	-18.1	-13.7	-32.1
Financial income		22.5	19.5	15.4	8.4	6.9	21.7
Profit from the disposal of financial assets		0.2	11.6	-	0.2	10.2	-
Other financial expenses and income [6]		10.9	2.2	-	2.0	1.0	-
Financial result		-18.1	-3.6	-	-4.8	5.0	-
Profit/Loss before tax		-96.0	36.0	-	10.6	63.5	-83.3
Profit/Loss before tax adjusted [5]		-63.8	10.2	-	19.5	28.5	-31.6
Income taxes		24.0	-28.6	-	-2.7	-15.6	82.7
Profit/Loss after tax		-72.0	7.4	-	7.9	47.9	-83.5
Profit/Loss after tax adjusted [5]		-39.8	-18.4	-	16.8	12.9	30.2
Minority interests		0.7	-0.7	-	-0.1	-0.2	50.0
Net profit/Net loss for the period		-71.3	6.7	-	7.8	47.7	-83.6
Earnings per share	EUR	-2.21	0.21	-	0.24	1.48	-83.8
Diluted earnings per share	EUR	-2.10	0.20	-	0.23	1.40	-83.6

1 Inclusive of profits/losses from exchange rate valuations at the reporting date (2005: EUR -29.4m, 2004: EUR -5.4m)

2 Figures for 2004 regrouped according to changes in reporting structure

3 Adjusted for profits/losses from the disposal of assets, disposal costs aircraft (2005: EUR 0.0m, 2004: EUR 3.9m) and for exchange rate valuations at the reporting date

4 Inclusive of revaluations according to IAS 36, Impairment (2005: EUR -19.2m, 2004: EUR 17.7m)

5 Adjusted for profits/losses from the disposal of assets, disposal costs aircraft, for exchange rate valuations at the reporting date and revaluations of aircraft

6 Inclusive of profit (2005: EUR 1.6m, 2004: EUR 0.0m) from non-current assets classified as held for sale

Austrian

IFRS Consolidated Balance Sheet

Assets

EURm	30.9.2005	31.12.2004	+/- %	30.9.2004	+/- %
Intangible assets	45.1	23.9	88.7	24.8	81.9
Aircraft	2,489.3	2,481.9	0.3	2,481.9	0.3
Other tangible assets	168.1	163.3	2.9	164.5	2.2
Investments in associates	15.8	16.0	-1.3	17.9	-11.7
Other financial assets	222.9	224.5	-0.7	250.1	-10.9
Other non-current assets	60.7	102.0	-40.5	88.0	-31.0
Deferred tax assets	139.3	115.6	20.5	99.5	40.0
Non-current assets	3,141.2	3,127.2	0.4	3,126.7	0.5
Inventories	57.3	52.2	9.8	51.5	11.3
Trade receivables	211.7	149.4	41.7	202.3	4.6
Other current assets	104.7	64.1	63.3	71.8	45.8
Short-term investments	0.0	0.0	-	3.7	-
Cash on hand and at bank	102.9	68.0	51.3	137.0	-24.9
Current assets	476.6	333.7	42.8	466.3	2.2
Total assets	3,617.8	3,460.9	4.5	3,593.0	0.7

Shareholders' equity and liabilities

EURm	30.9.2005	31.12.2004	+/- %	30.9.2004	+/- %
Issued share capital	247.2	247.2	0.0	247.2	0.0
Reserves	401.5	343.5	16.9	352.2	14.0
Net profit/Net loss for the period	-71.3	40.2	-	6.7	-
Equity attributable to shareholders to Austrian Airlines AG	577.4	630.9	-8.5	606.1	-4.7
Minority interests	-2.5	1.9	-	1.6	-
Shareholders' equity	574.9	632.8	-9.1	607.7	-5.4
Provisions	492.1	460.5	6.9	463.0	6.3
Interest-bearing liabilities	1,498.0	1,462.6	2.4	1,634.4	-8.3
Other liabilities	26.6	26.0	2.3	25.9	2.7
Non-current liabilities	2,016.7	1,949.1	3.5	2,123.3	-5.0
Provisions	385.5	351.3	9.7	400.5	-3.7
Interest-bearing liabilities	369.1	354.1	4.2	258.0	43.1
Income tax liabilities	3.6	2.5	44.0	4.5	-20.0
Other liabilities	268.0	171.1	56.6	199.0	34.7
Current liabilities	1,026.2	879.0	16.7	862.0	19.0
Total shareholders' equity and liabilities	3,617.8	3,460.9	4.5	3,593.0	0.7

Austrian

IFRS Statement of Changes in Shareholders' Equity

EURm	Issued share capital	Capital reserves	Retained earnings incl. Net profit/ loss for the period	Total
Shareholders' equity at 31.12.2003	247.2	278.0	79.3	604.5
Changes according IAS 39	-	-	-5.7	-5.7
Other changes	-	-	0.6	0.6
Net profit for the period	-	-	6.7	6.7
As at 30.9.2004	247.2	278.0	80.9	606.1
Shareholders' equity at 31.12.2004	247.2	278.0	105.7	630.9
Changes according IAS 39	-	-	14.3	14.3
Other changes	-	-	3.5	3.5
Net loss for the period	-	-	-71.3	-71.3
As at 30.9.2005	247.2	278.0	52.2	577.4

IFRS Cash Flow Statement

EURm	1-9/2005	1-9/2004	+/- %	7-9/2005	7-9/2004	+/- %
Profit/Loss before tax	-96.0	36.0	-	10.6	63.5	-83.3
Depreciation of non-current assets	185.8	142.5	30.4	75.7	55.8	35.7
Result from sale of non-current assets	-7.6	-16.9	55.0	-5.6	-18.9	70.4
Result from associates	-2.5	-0.5	-	-2.7	-0.6	-
Net interest	31.7	17.8	78.1	9.7	6.7	44.8
Income taxes paid	1.4	0.7	-	0.0	0.8	-
Changes in inventories	-4.5	-0.2	-	2.6	-3.2	-
Changes in assets	-39.9	-92.6	56.9	6.4	-35.1	-
Changes in provisions	56.7	65.7	-13.7	-17.5	41.9	-
Changes in liabilities (excl. financial liabilities)	64.1	23.3	-	-4.1	-60.3	93.2
Other non-cash changes	29.4	5.4	-	-2.5	-15.5	83.9
Cash flows from operating activities	218.6	181.2	20.6	72.6	35.1	-
Investments in tangible and intangible assets	-223.3	-169.0	-32.1	-65.8	-52.4	-25.6
Increases in other financial assets and long term assets	35.2	-24.5	-	34.6	-0.2	-
Cash acquired from first time consolidation	0.7	0.0	-	0.0	0.0	-
Income from sale of non-current assets	18.6	31.0	-40.0	12.1	30.2	-59.9
Financial income	22.5	19.5	15.4	8.4	6.9	21.7
Cash flows from investing activities	-146.3	-143.0	-2.3	-10.7	-15.5	31.0
Changes in interest-bearing liabilities	16.9	-48.9	-	-18.9	-35.4	46.6
Financial expenses	-54.3	-37.3	-45.6	-18.3	-13.6	-34.6
Cash flows from financing activities	-37.4	-86.2	56.6	-37.2	-49.0	24.1
Change in cash and cash equivalents	34.9	-48.0	-	24.7	-29.4	-
Cash and cash equivalents at beginning of period	68.0	188.7	-64.0	78.2	170.1	-54.0
Cash and cash equivalents at end of period	102.9	140.7	-26.9	102.9	140.7	-26.9

Traffic Statistics and Key Figures

Employees

	1-9/2005	1-9/2004	+/- %	7-9/2005	7-9/2004	+/- %
Average [1]	8,466	7,571	11.8	8,637	7,856	9.9
End of period [1]	8,606	7,912	8.8	-	-	-

Traffic Statistics (Scheduled and Charter traffic)

Scheduled traffic

		1-9/2005	1-9/2004	+/- %	7-9/2005	7-9/2004	+/- %
Revenue passenger kilometers	(000)	14,088,199	13,297,120	5.9	5,766,129	5,192,187	11.1
Available seat kilometers	(000)	19,073,584	18,164,235	5.0	7,200,377	6,769,306	6.4
Passenger load factor	in %	73.9	73.2	0.7P.	80.1	76.7	3.4P.
Passengers carried		6,224,214	5,960,777	4.4	2,409,522	2,205,239	9.3
Block hours		213,097	201,208	5.9	77,139	71,867	7.3
RTK	(000)	1,895,461	1,782,275	6.4	761,669	684,440	11.3
ATK	(000)	2,646,422	2,518,571	5.1	1,005,135	940,056	6.9
Overall load factor	in %	71.6	70.8	0.8P.	75.8	72.8	3.0P.
Freight tons		114,847	107,728	6.6	42,126	37,396	12.6

Charter traffic

		1-9/2005	1-9/2004	+/- %	7-9/2005	7-9/2004	+/- %
Available seat kilometers	(000)	4,307,159	3,816,802	12.8	1,929,115	1,549,699	24.5
Passengers carried		1,574,715	1,353,595	16.3	886,167	690,218	28.4
Block hours		37,848	34,638	9.3	17,935	14,875	20.6

Total

		1-9/2005	1-9/2004	+/- %	7-9/2005	7-9/2004	+/- %
Revenue passenger kilometers	(000)	17,416,246	16,307,938	6.8	7,387,531	6,491,302	13.8
Available seat kilometers	(000)	23,380,743	21,981,038	6.4	9,129,492	8,319,005	9.7
Passenger load factor	in %	74.5	74.2	0.3P.	80.9	78.0	2.9P.
Passengers carried		7,798,929	7,314,372	6.6	3,295,689	2,895,457	13.8
RTK	(000)	2,228,812	2,081,290	7.1	921,378	812,461	13.4
ATK	(000)	3,131,297	2,950,090	6.1	1,217,344	1,110,687	9.6
Overall load factor	in %	71.2	70.6	0.6P.	75.7	73.1	2.6P.

Capital market figures

		1-9/2005	1-9/2004	+/- %	7-9/2005	7-9/2004	+/- %
„Reuters code"		AUAV.VI					
Share price High	EUR	10.05	13.60	-	7.16	12.55	-
Share price Low	EUR	6.36	6.57	-	6.36	9.65	-
Share price (end of period)	EUR	6.56	10.17	-	6.56	10.17	-
Market capitilisation (end of period)	EURm	223.0	345.8	-	223.0	345.8	-
Turnover on Vienna Stock Exchange	EURm	209.8	378.6	-	45.9	85.8	-

1 Inklusive Slovak Airlines (2005) and employees currently in training or similar